FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1. Forxiga HF receives positive CHMP opinion

19 October 2020 07:00 BST

Forxiga recommended for approval in the EU by CHMP for heart failure

If approved, Forxiga would become the first SGLT2 inhibitor indicated for heart failure with reduced ejection fraction in patients with and without type-2 diabetes

AstraZeneca's Forxiga (dapagliflozin) has been recommended for an indication extension of its marketing authorisation in the European Union (EU) for the treatment of symptomatic chronic heart failure with reduced ejection fraction (HFrEF) in adults with and without type-2 diabetes (T2D). Heart failure (HF) is a life-threatening chronic disease in which the heart cannot pump enough blood around the body,1 affecting 15 million people in the EU, at least half of which have a reduced ejection fraction.2,3

The Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) based its positive opinion on results from the landmark DAPA-HF Phase III trial, published in The New England Journal of Medicine.4

Forxiga is the first SGLT2 inhibitor to have shown a statistically significant reduction in the risk of cardiovascular (CV) death or worsening of HF events (including hospitalisation for HF, hHF) versus placebo where both components of the primary composite endpoint contributed benefit to the overall effect. In the DAPA-HF Phase III trial, the safety profile of Forxiga was consistent with the well-established safety profile of the medicine.

John McMurray, MD, Cardiovascular Research Centre, Institute of Cardiovascular and Medical Sciences, University of Glasgow, UK, said: "I am delighted that we may soon have a new treatment that is effective, safe and simple to use for patients with heart failure with reduced ejection fraction. Dapagliflozin is a major and welcome breakthrough with the potential to improve not only the quality, but also importantly, the length of life for millions of people suffering from this terrible disease in Europe and throughout the world."

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, said: "The unmet need for novel medicines in heart failure remains high, with more than half of patients expected to die within five years of diagnosis. Novel treatment options reducing cardiovascular death and hospitalisation, in addition to improving symptoms, are urgently needed. With the positive opinion for Forxiga we are one step closer to transforming the standard of care for millions of people in the EU living with heart failure."

The DAPA-HF Phase III trial demonstrated that Forxiga, in addition to standard of care, reduced the risk of the composite outcome of CV death or the worsening of HF versus placebo by 26% (hazard ratio [HR] = 0.74 [95% confidence interval {CI} 0.65-0.85]; p < 0.0001) (absolute risk reduction [ARR] = 4.9% [16.3% vs 21.2% patients with event, respectively]). During the trial, one CV death or hHF or an urgent visit associated with HF could be avoided for every 21 patients treated.

The CHMP recommendation states Forxiga is indicated in adults for the treatment of symptomatic chronic HFrEF.

Forxiga (known as Farxiga in the US) is approved by the US Food and Drug Administration (FDA), as well as in several other countries around the world, for the for the treatment of patients with HFrEF.

Forxiga is evolving cardiorenal prevention as science continues to identify the underlying links between the heart, kidneys and pancreas. DAPA-HF is part of DapaCare, a robust clinical trial programme to assess the potential CV and renal benefits of Forxiga, including the DECLARE-TIMI 58 trial which first evaluated Forxiga for the treatment of hHF and CV risk factors in patients with T2D. The programme has also explored the treatment of patients with chronic kidney disease (CKD) in the ground-breaking DAPA-CKD Phase III trial and is also currently being tested for HF patients with preserved ejection fraction (HFpEF) in the DELIVER Phase III trial with data anticipated in the second half of 2021.

Heart failure
HF is a life-threatening disease in which the heart cannot pump enough blood around the body.1 It affects approximately 64 million people worldwide (at least half of which have a reduced ejection fraction), including 15 million in the EU and six million in the US.2-3,5 It is a chronic disease where half of patients will die within five years of diagnosis.6 There are two main categories of HF related to ejection fraction (EF), a measurement of the percentage of blood leaving the heart each time it contracts: HFrEF and HFpEF.7 HFrEF occurs when the left ventricle (LV) muscle is not able to contract adequately and therefore, expels less oxygen-rich blood in to the body.7,8 HF remains as fatal as some of the most common cancers in both men (prostate and bladder cancers) and women (breast cancer).9 It is the leading cause of hospitalisation for those over the age of 65 and represents a significant clinical and economic burden.10

DAPA-HF
DAPA-HF (Dapagliflozin And Prevention of Adverse-outcomes in Heart Failure) is an international, multi-centre, parallel-group, randomised, double-blinded Phase III trial in 4,744 patients with HFrEF (LVEF ≤ 40%), with and without T2D, designed to evaluate the effect of Forxiga 10mg, compared with placebo, given once daily in addition to standard of care. The primary composite endpoint was time to the first occurrence of a worsening HF event (hospitalisation or equivalent event; i.e. an urgent HF visit), or CV death. The median duration of follow-up was 18.2 months.

Forxiga
Forxiga (dapagliflozin) is a first-in-class, oral, once-daily sodium-glucose co-transporter-2 inhibitor indicated in adults for the treatment of insufficiently controlled T2D as both monotherapy and as part of combination therapy as an adjunct to diet and exercise to improve glycaemic control, with the additional benefits of weight loss and blood-pressure reduction. In the DECLARE-TIMI 58 CV outcomes trial in adults with T2D, Forxiga reduced the risk of the composite endpoint of hHF or CV death versus placebo, when added to standard of care.

In May 2020, Farxiga was approved in the US to reduce the risk of CV death and hHF in adults with HF (NYHA class II-IV) with reduced ejection fraction with and without T2D. Forxiga has also been evaluated in patients with CKD in the DAPA-CKD Phase III trial, with the full results announced in August 2020 showing Forxiga met all primary and secondary endpoints, providing overwhelming efficacy. Forxiga is currently being tested for patients with HF in the DELIVER (HFpEF) and DETERMINE (HFrEF and HFpEF) Phase III trials. Forxiga will also be tested in patients without T2D following an acute myocardial infarction (MI) or heart attack in the DAPA-MI Phase III trial - a first of its kind, indication-seeking registry-based randomised controlled trial. Forxiga has a robust programme of clinical trials that includes more than 35 completed and ongoing Phase IIb/III trials in more than 35,000 patients, as well as more than 2.5 million patient-years' experience.

AstraZeneca in CVRM
Cardiovascular, Renal and Metabolism (CVRM) together forms one of AstraZeneca's three therapy areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys and pancreas, AstraZeneca is investing in a portfolio of medicines to protect organs and improve outcomes by slowing disease progression, reducing risks and tackling comorbidities. The Company's ambition is to modify or halt the natural course of CVRM diseases and potentially regenerate organs and restore function, by continuing to deliver transformative science that improves treatment practices and cardiovascular health for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.   Mayo Clinic. Heart failure; 2017 [cited 18 October 2020]. Available from: URL: https://www.mayoclinic.org/diseases-conditions/heart-failure/symptoms-causes/syc-20373142.
2.   Dickstein K, et al. ESC Guidelines for the diagnosis and treatment of acute and chronic heart failure 2008: the Task Force for the Diagnosis and Treatment of Acute and Chronic Heart Failure 2008 of the European Society of Cardiology. Developed in collaboration with the Heart Failure Association of the ESC (HFA) and endorsed by the European Society of Intensive Care Medicine (ESICM). Eur Heart J 2008; 29:2388-2442.
3.   Travessa AMR, Menezes Falcão LF de. Treatment of Heart Failure With Reduced Ejection Fraction-Recent Developments. Am J Ther 2016; 23(2):e531-49.
4.   McMurray JJV et al. Dapagliflozin in Patients with Heart Failure and Reduced Ejection Fraction. N Engl J Med 2019.
5.   Vos T et al. Global, regional, and national incidence, prevalence, and years lived with disability for 328 diseases and injuries for 195 countries, 1990-2016: A systematic analysis for the Global Burden of Disease Study 2016. The Lancet 2017; 390(10100):1211-59.
6.   Mozaffarian D et al. Heart Disease and Stroke Statistics-2016 Update: A Report From the American Heart Association. Circulation 2016; 133(4):e38-360.
7.   Ponikowski P et al. 2016 ESC Guidelines for the diagnosis and treatment of acute and chronic heart failure: The Task Force for the diagnosis and treatment of acute and chronic heart failure of the European Society of Cardiology (ESC)Developed with the special contribution of the Heart Failure Association (HFA) of the ESC. Eur Heart J 2016; 37(27):2129-200.
8.   National Institute for Health and Care Excellence. Chronic heart failure in adults: diagnosis and management: NICE guideline [NG106]; 2018 [cited 18 October 2020]. Available from: URL: www.nice.org.uk/guidance/ng106.
9.   Mamas MA et al. Do patients have worse outcomes in heart failure than in cancer? A primary care-based cohort study with 10-year follow-up in Scotland. Eur J Heart Fail 2017; 19(9):1095-104.
10.  Azad N, Lemay G. Management of chronic heart failure in the older population. J Geriatr Cardiol 2014; 11(4):329-37.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 19 October 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary